EXHIBIT 2.1

Plan of Dissolution and Liquidation

This Plan of Dissolution and Liquidation (this “Plan”), is entered into as of June 30, 2006, by and among PLM Equipment Growth Fund VI, a California limited partnership (the “Partnership”), and PLM Financial Services, Inc., a Delaware corporation (the “General Partner”).

R E C I T A L S

WHEREAS, the Partnership and the General Partner among others, are parties to that certain Amended and Restated Limited Partnership Agreement, dated as of December 20, 1991, which was further amended pursuant to that certain First Amendment to the Amended and Restated Limited Partnership Agreement dated as of November 21, 1996, and by that certain Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of August 24, 2001 (collectively, the “Partnership Agreement”); and

WHEREAS, the Partnership Agreement provides that the Partnership be dissolved upon the determination by the General Partner that it is necessary to commence the liquidation of the assets of the Partnership in order for the liquidation of all of the assets to be completed in an orderly and businesslike fashion prior to January 1, 2007; and

WHEREAS, the General Partner has (i) made such determination, and (ii) has determined that it is in the best interest of the Partnership to complete the dissolution and liquidation of the Partnership pursuant to the adoption of this Plan; and

WHEREAS, in furtherance hereof, the General Partner shall (i)  apply and distribute all cash and proceeds in accordance with the provisions set forth in the Partnership Agreement; (ii) except for an allocation of reasonable estimates of cash amounts to be used for contingent or existing liabilities (the “Cash Reserve”), liquidate the Partnership’s assets; (iii) place all undistributed cash (including the Cash Reserve) and any assets that could not be sold for cash prior to dissolution in a liquidating trust (the “Liquidating Trust”) for the benefit of the holders of the limited partnership and general partner interests in the Partnership (the “Interest Holders”) with the General Partner as its trustee (the “Trustee”); and (iv) cause the Liquidating Trust, pursuant to the terms of a Liquidating Trust Agreement by and between the Partnership and the General Partner, as Trustee, of even date herewith substantially in the form attached as Exhibit A hereto (the “Liquidating Trust Agreement”), to distribute all of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for any contingent liabilities, to the beneficiaries of the Liquidating Trust when the Trustee deems it to be in the best interest of the Interest Holders to do so, in each case in accordance with and in the same manner as provided in Section 10.2(b) of the Partnership Agreement; and

WHEREAS, pursuant to the terms of the Liquidating Trust Agreement the Interest Holders in the Partnership shall be deemed to be holders of the beneficial interests in the
Liquidating Trust in the same proportion as such holders were the holders of partnership interests in the Partnership; and

WHEREAS, in furtherance of the dissolution and liquidation of the Partnership as described herein, the General Partner has adopted and approved this Plan;

NOW THEREFORE, the General Partner authorizes the following on behalf of the Partnership:

1.	The Partnership shall enter into, execute and deliver the Liquidating Trust Agreement with the Trustee.

2.
The Partnership shall, after having set aside the Cash Reserve and reserving additional cash to be transferred to the Liquidating Trust for estimated fees, expenses and contingent liabilities of the Liquidating Trust together with any remaining unsold assets of the Partnership (the “Retained Assets”), in accordance with the Partnership Agreement, distribute all available cash to the Partnership’s Interest Holders.

3.
The Partnership shall enter into, execute and deliver to the Trustee a Bill of Sale, Assignment, Acceptance and Assumption Agreement, a form of which is attached hereto as Exhibit B (the “Bill of Sale”), which, together with related transfer instruments, shall transfer and assign to the Trustee, on behalf of the Liquidating Trust, all right, title, interest in and to, and obligations related to, all assets, including, but not limited to the Cash Reserves, the Retained Assets, and any other assets held by the Partnership that have not been, as of the date of such Bill of Sale, distributed. Such assets shall be reserved, liquidated or distributed by the Trustee in accordance with the terms of the Liquidating Trust Agreement.

4.
After dissolution and liquidation, in accordance with the Partnership Agreement and pursuant to the California Revised Limited Partnership Act as adopted by and in effect in the State of California, the General Partner shall cause the Partnership to file with the Secretary of State of the State of California, a Certificate of Dissolution and a Certificate of Cancellation, which dissolves the Partnership and cancels the Partnership’s Certificate of Limited Partnership.

5.
The General Partner shall take any and all other actions deemed required, necessary or desirable to complete the liquidation and dissolution of the Partnership, including but not limited to, the execution and delivery of any and all agreements, certificates, instruments of transfer or other instruments or other documents.

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IN WITNESS WHEREOF, the parties hereto have executed this Plan as of the date first set forth above.

PLM EQUIPMENT GROWTH FUND VI, a California limited partnership By: PLM Financial Services, Inc., as its General Partner By: /s/ Richard K Brock Name: Richard K. Brock Title: Chief Financial Officer
PLM FINANCIAL SERVICES, INC. for itself as General Partner By: /s/ Richard K Brock Name: Richard K. Brock Title: Chief Financial Officer